Sheet1

Merrill Lynch U.S. High Yield Fund, Inc.
Merrill Lynch U.S. High Yield Fund, Inc.
Matters submitted to a vote of security holders (Q77C)
811-8699

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total	4. Clarify the investment strategy for SFRI/SFRII	% of Voted	% of Total
7/25	US High Yield
	For All	71,519,208	95.38	94.61	67,457,381	89.96	89.24	68,390,457	91.21	90.48
	Withhold All	501,910	0.66	0.66	2,439,732	3.25	3.22	1,726,950	2.30	2.28
	For All Except	2,958,226	3.94	3.91	5,082,231	6.77	6.72	4,861,937	6.48	6.43

Last Updated on 11/27/2000
By Vania Allen